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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 6)
                               __________________
                               COMSAT CORPORATION
                           (Name of Subject Company)

                                  REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                 (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1):    $1,169,509,386  Amount of Filing Fee:  $227,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the
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     "Shares"), of COMSAT Corporation (the "Company") at a price per Share of
     $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $227,901

Filing Parties:           Regulus, LLC and Lockheed Martin Corporation

Form or registration no.: Schedule 14D-1  Date Filed: September 25, 1998

                        (Continued on following page(s))

                              (Page 2 of 6 pages)
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        This Amendment No. 6 to the Tender Offer Statement on Schedule 14D-1
(the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

        The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 2.    IDENTITY AND BACKGROUND.

        Schedule I to the Offer to Purchase ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") is hereby amended to delete the reference to Marcus C. Bennett as Executive Vice President and Chief Financial Officer of Parent. Mr. Bennett resigned from his position as Executive Vice President and Chief Financial Officer of Parent effective January 31, 1999. Mr. Bennett will remain on the Board of Directors of Parent after his resignation.

        Effective February 1, 1999, Parent appointed Philip J. Duke to succeed Mr. Bennett as Chief Financial Officer of Parent. Mr. Duke also serves as a Vice President of Parent. Before he was appointed to the position of Chief Financial Officer, Mr. Duke served as Vice President--Finance of Parent and is listed in
Schedule I to the Offer to Purchase ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") as holding such position. Parent has not appointed anyone to succeed Mr. Duke as Vice President--Finance.

          Accordingly, Schedule I to the Offer to Purchase ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") is hereby amended to update the information regarding Mr. Bennett and Mr. Duke to reflect the above changes.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
         COMPANY

        Item 3(a) is hereby amended and supplemented by the addition of the following paragraph thereto:

        Pursuant to a continuing engagement, the law firm of Manatt, Phelps & Phillips, LLP has provided Parent general legal and legislative advocacy services in connection with government contracts and contracting opportunities in the state of California. Charles T. Manatt, a Presidentially appointed director of the Company since May 1995 and chairman of the law firm of Manatt, Phelps & Phillips, LLP, has not had any personal involvement with the services rendered pursuant to the engagement. Parent paid Manatt, Phelps & Phillips, LLP $67,365, $55,023, $15,028 and $65,414 for services rendered and expenses incurred during 1995, 1996, 1997 and 1998, respectively.

                              (Page 3 of 6 pages)
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ITEM 10:  ADDITIONAL INFORMATION

        Item 10(b) is hereby amended and supplemented by the addition of the following paragraphs thereto:

        On January 21, 1999, Representative Tom Bliley, Chairman of the House Committee on Commerce, and Senator Conrad Burns, Chairman of the Senate Subcommittee on Communications, sent a letter (the "Letter") to William E. Kennard, Chairman of the Federal Communications Commission (the "FCC") urging the FCC not to take any action to permit any company (including Parent and the Purchaser) to purchase more than 10 percent of the Company prior to Congress adopting satellite reform legislation. Copies of the Letter and a related news release issued by Representative Bliley and Senator Burns were filed as Exhibit
(a)(13) to Amendment No. 5 to the Schedule 14D-1. On January 22, 1999, the Company and Parent jointly issued a press release, a copy of which was filed as Exhibit (a)(14) to Amendment No. 5 to the Schedule 14D-1.

        If the FCC, in deference to the position expressed in the Letter, does not proceed with its review of Parent's filings related to the Offer or, if the FCC's review does not otherwise proceed on the schedule Parent anticipated, the Offer may not be completed in the first half of 1999, the time-frame previously disclosed by Parent as the time-frame during which it expected the Offer to close. Further, if the FCC were to delay or slow its review, and if Congress does not make rapid progress on satellite reform legislation, the Offer may not be completed by September 18, 1999. If this occurs, under the terms of the Merger Agreement, the parties may terminate the Merger Agreement. The parties may also elect not to avail themselves of that right or may elect to amend the Merger Agreement to extend this date. If Congress enacts legislation promptly, the Merger may be accelerated from the year-end date previously estimated by Parent as the date by which it expected the Merger to close. Conversely, if the legislative process moves slowly, the Merger is unlikely to occur by year-end.

                              (Page 4 of 6 pages)
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 8, 1999



                                  REGULUS, LLC



                                  By:  /s/ Stephen M. Piper
                                     -----------------------
                                     Name:  Stephen M.  Piper
                                     Title:  Vice President


                              (Page 5 of 6 pages)
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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 8, 1999


                                       LOCKHEED MARTIN CORPORATION


                                       By:  /s/  Stephen M. Piper
                                           -----------------------
                                           Name:  Stephen M. Piper
                                           Title:  Assistant Secretary

                              (Page 6 of 6 pages)